SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of January 2004


                                Filtronic PLC
                (Translation of registrant's name into English)

       The Waterfront, Salts Mill Road, Saltaire, Shipley, BD18 3TT, UK
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________









                              NOTICE OF REDEMPTION

                                 Filtronic plc
           Redemption of $74 million of its 10% Senior Notes due 2005

Filtronic plc (the "Company") hereby announces that it intends to redeem $74 million of its outstanding 10% Senior Notes due 2005 (the "Notes") on February 17, 2004 (the "Redemption Date"), pursuant to Section 12.1 of the Notes' indenture, dated as of December 21, 1998 among the Company, the Guarantors party thereto and The Bank of New York, as Trustee (the "Indenture").

The Notes are registered under the U.S. Securities Act of 1933, as amended, pursuant to a registration statement declared effective on September 29, 1999, and are listed on the Luxembourg Stock Exchange.

$74,000,000 initial aggregate principal amount of Notes shall be redeemed at a price equal to 102.5% of the principal amount of such Notes, in each case plus any additional amounts in respect of withholding taxes, to the extent applicable, and accrued and unpaid interest thereon, if any, to the Redemption Date (the "Redemption Price").


                                                                                                 Aggregate
                                                                                                 Principal
                                                                                                  Amount
                                 Aggregate                                                     Outstanding/
                               Principal Amount                                                  Principal
                                Outstanding/                                                      Amount
                              Principal Amount                                                 at Maturity
                             at Maturity Prior    Security   Amount to be                       Following
CUSIP/ISIN/Common Code No.     to Redemption    Description    Redeemed    Redemption Price     Redemption

CUSIP 317325AC2                 $74,000,000     10% Senior   $74,000,000   $1,025 per $1,000        Nil
ISIN US317325AC28                               Notes due                  initial principal
Common Code 009490108                           2005                       amount plus accrued
                                                                           interest of $21.11
                                                                           per $1,000 plus any
                                                                           additional amounts
                                                                           in respect of
                                                                           withholding taxes
                                                                           and unpaid interest




Collection of the Redemption Price is conditioned upon surrender of the Notes to The Bank of New York in its capacity as paying agent (the "Paying Agent") at One Canada Square, London E14 5AL, United Kingdom, at least one business day prior to the Redemption Date. On the Redemption Date, the Redemption Price will become due and payable upon each Note redeemed. Unless the Company defaults in paying the Redemption Price to holders of Notes called for redemption, interest on such Notes shall cease to accrue on and after the Redemption Date. Thereupon, the only remaining right of holders of Notes called for redemption shall be the receipt of the Redemption Price plus accrued interest up to the Redemption Date.

Upon surrender of the Notes, as provided in the Indenture and after the Redemption Date, the aggregate principal amount of the Notes will be nil.

Upon the redemption, the Paying Agent shall endorse the Schedule to the global note surrendered for redemption to reflect the decrease in principal or accreted amount, as the case may be, resulting from such redemption.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Filtronic PLC
                                            (Registrant)




                                            By: Maura Moynihan
                                            General Counsel





Date 16 January 2004